FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 9, 2016;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2015; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2015.

March 9, 2016

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL YEAR 2015 CONSOLIDATED RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full year 2015 consolidated financial results. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

Highlights

2015 financial year

➢	Revenues: $3.88 billion, up $271.8 million (7.5%) from 2014.

➢	Adjusted operating income:[1] $1.44 billion, up $30.9 million (2.2%).

➢	Net income attributable to shareholders: $151.8 million ($1.24 per basic share) in 2015, compared with a net loss attributable to shareholders of $30.1 million ($0.24 per basic share) in the same period of 2014. The favourable variance of $181.9 million ($1.48 per basic share) was due in part to the $102.1 million favourable non-cash impact of fluctuations in the fair value of convertible debentures and the $45.3 million favourable impact of the decreased loss related to discontinued operations.

➢	Adjusted income from continuing operations:[2] $239.9 million ($1.95 per basic share) in 2015, compared with $209.7 million ($1.70 per basic share) in 2014, an increase of $30.2 million ($0.25 per basic share) or 14.4%.

➢	In 2015, the Telecommunications segment grew its revenues by $169.7 million (6.0%) to break through the $3.00 billion mark. Its adjusted operating income increased by $32.6 million (2.4%) despite a $21.1 million unfavourable variance in one-time items.

➢	Videotron Ltd. (“Videotron”) posted revenue increases of $116.0 million (40.3%) from mobile telephony, $64.6 million (7.5%) from Internet access services, and $11.4 million (93.4%) from the Club illico over-the-top video service.

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) increased by $10.52 (8.4%) from $125.16 in 2014 to $135.68 in 2015, including a $5.03 (11.7%) increase in revenues per user from the mobile telephony service.

➢

Net increase of 168,200 revenue-generating units[4] (3.1%) in 2015, including increases of 135,800 subscriber connections to the mobile telephone service, the largest 12-month increase since 2011, 79,800 customers for the over-the-top video service, and 30,700 customers for the cable Internet access service.

➢	The Media segment grew its revenues by $112.8 million (13.2%) and its adjusted operating income by $11.8 million (20.2%) in 2015, partly as a result of the inclusion of the contribution of A.R. Global Vision Ltd. – now operated by Mels Studios and Postproduction G.P. (“MELS”) – substantially all the assets of which were acquired in December 2014.

➢	On January 7, 2016, Videotron announced the acquisition of Fibrenoire inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for a cash consideration of $125.0 million, subject to certain adjustments.

➢	On October 15, 2015, the Supreme Court of Canada rejected an application from Bell ExpressVu Limited Partnership, a subsidiary of Bell Canada, for leave to appeal a Québec Court of Appeal judgment ordering it to pay compensation to Videotron and TVA Group Inc. (“TVA Group”). Accordingly, a $139.1 million non-adjusted-operating-income gain on litigation was recognized in the third quarter of 2015.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Average monthly revenue per user” under “Definitions.”
[4]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

➢	On September 9, 2015, Quebecor Media repurchased a portion of the interest held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”) for $500.0 million, increasing the Corporation’s interest in Quebecor Media from 75.4% to 81.1%.

➢	On March 11, 2015, Videotron announced the acquisition of 4Degrees Colocation Inc. (“4Degrees Colocation”) and its data centre, the largest in Québec City, for a cash consideration of $35.5 million. During 2015, Videotron announced capital expenditures totalling $75.0 million, spread over several years, to expand its data centre in Québec City and build a new centre in Montréal.

➢	In 2015, Videotron acquired eighteen 2500 MHz spectrum licences covering all of Québec and all of Canada’s major urban centres for a total of $187.0 million, and four AWS-3 licences covering eastern, southern and northern Québec and eastern Ontario/Outaouais for a total of $31.8 million.

➢	In the first quarter of 2015, the Corporation increased the quarterly dividend on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) by 40%, from $0.025 to $0.035 per share.

Fourth quarter 2015

➢	Revenues: $1.02 billion, up $67.1 million (7.0%).

➢	Adjusted operating income: $360.8 million, up $7.7 million (2.2%).

➢	Net loss attributable to shareholders: $34.8 million ($0.28 per basic share) in the fourth quarter of 2015, compared with $59.5 million ($0.48 per basic share) in the same period of 2014, a favourable variance of $24.7 million ($0.20 per basic share).

➢	Adjusted income from continuing operations: $58.0 million ($0.47 per basic share) in Q4 2015, compared with $50.6 million ($0.41 per basic share) in the same period of 2014, up $7.4 million ($0.06 per basic share).

➢	Net increases of 26,100 subscriber connections (3.5%) to the mobile telephone service and 29,000 subscriptions (12.7%) to the over-the-top video service in Q4 2015.

➢	ARPU: $140.19 in Q4 2015, compared with $129.36 in the same period of 2014, a $10.83 (8.4%) increase.

“All our segments posted revenue increases in 2015,” observed Pierre Dion, President and CEO of Quebecor. “The solid performance reflects the effectiveness of our investment and business development strategy in each of our lines of business. The success of Videotron’s service offerings, particularly mobile telephony, Internet access, business solutions and the over-the-top video service, combined with increased revenue diversification in the Media segment, are responsible for our excellent results. It should also be noted that adjusted income from continuing operations was up $30.2 million or 14.4% in 2015.

“During the year, Quebecor took new steps under its plan to refocus its business on its main growth drivers. That plan also calls for diversification of revenue streams through investment in businesses with strong development potential. As well, the Corporation’s disinvestment strategy in its Media and Retail Sales segments is consistent with the consolidation trend that we are seeing in those industries. In 2015, the Corporation completed the sale of its English-language newspaper businesses in Canada and discontinued the SUN News specialty channel. We also closed the sale of the retail stores of Archambault Group Inc. (“Archambault Group”) to another Québec company, Groupe Renaud-Bray inc. (“Renaud-Bray”). The acquisition of substantially all of the assets of MELS, completed in late 2014, made a significant contribution, generating adjusted operating income in the amount of $14.1 million and establishing our presence in Québec’s film production and audiovisual services industry.”

“Once again, Videotron’s growth was driven by the gains at our mobile telephone service, which now serves 768,600 customers, and our Internet access service,” commented Manon Brouillette, President and CEO of Videotron. “The Club illico over-the-top video service passed the quarter-million subscriber mark, thanks to its wide selection of content and the original series available exclusively to Club illico subscribers, including Blue Moon and Karl & Max. Incidentally, Blue Moon, released on January 25, 2016, smashed Club illico’s viewing records by racking up a million viewings in less than a month.

“The number of subscriber connections to our mobile telephony service surged by 135,800 (21.5%), the highest rate of growth in Canada in 2015 and the largest annual increase for the service since 2011. Total ARPU for all of Videotron’s services was $135.68, up $10.52 (8.4%) including an increase of $5.03 (11.7%) for mobile telephony. Videotron also continued building out its LTE network, which the independent British firm OpenSignal has rated ‘the fastest in Canada.’ I should also note that the spectrum we acquired in 2015 will secure the future of our mobile service offerings in Québec and in the Ottawa area.

“Throughout 2015, Videotron continued breaking new ground. Among other things, we launched the illico 4K Ultra-HD PVR, the first ultra-high-definition set-top box offered on a commercial basis in Canada, and introduced the Unlimited Music service, which lets users stream music on the most popular platforms with no data cap. Finally, in the growing business solutions segment, revenues were up 12.1% in 2015. Our strategic acquisitions, including 4Degrees Colocation in Québec City and Fibrenoire in Montréal, position us to meet businesses’ expanding cloud computing and connectivity needs, two complementary and fast-growing market segments.”

“The Media segment grew its revenues by $112.8 million (13.2%) and its adjusted operating income by $11.8 million (20.2%),” noted Julie Tremblay, President and CEO of Media Group. “The higher numbers were due in large part to the acquisition of substantially all of the assets of MELS, combined with the impact of certain new products resulting from our investment strategy, including TVA Sports. Our cost-reduction and control program also contributed to the segment’s profitability.”

In the Sports and Entertainment segment, the Videotron Centre, a Québec City icon with which Videotron is proud to associate its name and its brands, officially opened in September 2015 and has already welcomed nearly 800,000 visitors to the numerous successful sporting events and shows it has hosted. The segment formed key partnerships in 2015 with a number of entertainment and showbiz industry leaders, including AEG Facilities, Live Nation Entertainment, and the Ticketmaster ticketing service, which operates in Québec under the name Réseau Admission. In December 2015, Event Management Gestev Inc. acquired a majority interest in Marathon de Québec inc. and as such will produce six major events in the Québec City area, strengthening its role as a producer and promoter of sporting events.

With respect to financial operations, in 2015 Quebecor Media repurchased a portion of CDP Capital’s interest in its capital stock for an aggregate purchase price of $500.0 million. As a result, Quebecor’s interest in Quebecor Media increased from 75.4% to 81.1%. “This transaction was financed in accordance with our objective of maintaining sound balance sheet management,” said Jean-François Pruneau, Chief Financial Officer of Quebecor. “We are thus pursuing our long-term goal of making Quebecor the sole shareholder in Quebecor Media.” As well, Videotron completed the redemption of some of its Senior Notes, generating more than $20.0 million in annual savings in interest on debt.” Finally, in the first quarter of 2015, the Board of Directors of Quebecor approved a 40% increase in the quarterly dividend on Class A Shares and Class B Shares, reflecting confidence on the part of the Board and the management team in the Corporation’s solid financial position.

“Quebecor therefore posted solid consolidated financial results in 2015 and continued its strategy of refocusing its business on its main growth drivers. The Corporation remains strongly positioned to achieve its profitability, business development, and shareholder value maximization objectives in the years to come,” concluded Pierre Dion.

Table 1

Quebecor financial highlights, 2011 to 2015

(in millions of Canadian dollars, except per share data)

	2015	2014	2013[1]	2012[1]	2011[1]
Revenues	$3,879.5	$3,607.7	$3,538.8	$3,444.1	$3,268.0
Adjusted operating income	1,440.7	1,409.8	1,380.4	1,303.1	1,212.0
Income from continuing operations attributable to shareholders	165.6	29.0	(127.2)	240.8	166.1
Net income (loss) attributable to shareholders	151.8	(30.1)	(288.6)	159.1	196.4
Adjusted income from continuing operations	239.9	209.7	185.3	162.3	152.0
Per basic share:
Income (loss) from continuing operations attributable to shareholders	1.35	0.24	(1.03)	1.91	1.30
Net income (loss) attributable to shareholders	1.24	(0.24)	(2.33)	1.26	1.53
Adjusted income from continuing operations	1.95	1.70	1.49	1.28	1.19

[1]	The financial figures for 2011 to 2013 have been restated to reflect changes in accounting policy for the accounting of convertible debentures.

New segment structure

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect these changes.

Discontinued operations

On September 27, 2015, Quebecor Media closed the sale of Archambault Group’s retail business, including the 14 Archambault stores, the archambault.ca portal and the English-language Paragraphe Bookstore, to Renaud-Bray for a cash consideration of $14.5 million, less disposed-of cash in the amount of $1.1 million, and a $3.0 million balance due. On April 13, 2015, Quebecor Media closed the sale of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. A $1.3 million working capital adjustment was also paid. On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News. On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An $8.2 million amount was also received in connection with certain adjustments as part of the transaction. On June 1, 2014, Quebecor Media closed the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental Inc., for a cash consideration of $75.0 million. A $4.0 million working capital adjustment was also received ($3.4 million in 2014 and $0.6 million in 2015). Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. The operating results and cash flows related to those businesses, as well as the $41.5 million gain on the sale of Nurun and the $7.9 million gain on the sale of the 74 Québec weeklies in 2014, have been reclassified as discontinued operations in the consolidated statements of income and cash flows.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)

	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Telecommunications	$777.1	$754.2	$741.5	$734.2	$733.2	$711.2	$697.6	$695.3
Media	267.4	236.2	248.6	212.3	245.8	197.0	213.5	195.4
Sports and Entertainment	10.1	6.3	2.0	4.8	1.9	1.6	1.3	2.3
Head Office	(33.8)	(25.0)	(31.2)	(25.2)	(27.2)	(22.0)	(19.4)	(19.8)

Total	$1,020.8	$971.7	$960.9	$926.1	$953.7	$887.8	$893.0	$873.2

Table 3

Quebecor’s segmented adjusted operating income for the past eight quarters

(in millions of Canadian dollars)

	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014
Telecommunications	$349.0	$351.1	$342.2	$343.5	$345.4	$339.9	$332.0	$335.9
Media	22.3	42.9	11.1	(6.1)	13.8	23.7	27.7	(6.8)
Sports and Entertainment	(3.1)	(4.7)	(3.9)	—	(1.0)	(0.6)	(1.1)	(0.1)
Head Office	(7.4)	2.1	(0.1)	1.8	(5.1)	(1.2)	1.3	6.0

Total	$360.8	$391.4	$349.3	$339.2	$353.1	$361.8	$359.9	$335.0

2015/2014 FINANCIAL YEAR COMPARISON

Revenues: $3.88 billion, a $271.8 million (7.5%) increase.

•	Revenues increased in Telecommunications ($169.7 million or 6.0% of segment revenues), Media ($112.8 million or 13.2%), and Sports and Entertainment ($16.1 million).

Adjusted operating income: $1.44 billion, a $30.9 million (2.2%) increase.

•

Adjusted operating income increased in Telecommunications ($32.6 million or 2.4% of segment adjusted operating income), despite a $21.1 million unfavourable variance in one-time items, and in Media ($11.8 million or 20.2%).

•

Unfavourable variance in Sports and Entertainment ($8.9 million) and at Head Office ($4.6 million). The decrease at Head Office was due primarily to the unfavourable variance in the fair value of stock options.

•

The change in the fair value of Quebecor Media stock options resulted in a $4.9 million favourable variance in the stock-based compensation charge in 2015 compared with 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $9.6 million unfavourable variance in the Corporation’s stock-based compensation charge in 2015.

Net income attributable to shareholders: $151.8 million ($1.24 per basic share) in 2015, compared with a net loss attributable to shareholders of $30.1 million ($0.24 per basic share) in the same period of 2014, a favourable variance of $181.9 million ($1.48 per basic share).

•	The favourable variance was due primarily to:

•	$166.5 million favourable variance in the gain (loss) on litigation, charge for restructuring of operations and other items, including $34.3 million without any tax consequences;

•	$101.4 million favourable variance in gains and losses on valuation and translation of financial instruments, including $102.1 million without any tax consequences;

•	$61.9 million favourable variance in the loss related to discontinued operations;

•	$30.9 million increase in adjusted operating income;

•	$15.3 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$149.7 million increase in non-cash charge for impairment of goodwill and other assets, including $60.3 million without any tax consequences;

•	$32.5 million increase in the depreciation and amortization charge;

•	$22.6 million unfavourable variance in non-controlling interest.

In 2015, the Corporation performed impairment tests on its cash generating units (“CGUs”) and concluded that the recoverable amounts of its Newspapers and Broadcasting CGUs were less than their carrying amount. The recoverable amounts of those CGUs were adversely affected by declining newspaper and commercial printing volumes at the Mirabel printing plant and continuing pressure on advertising revenues in the newspaper and television businesses. Accordingly, an $85.0 million non-cash goodwill impairment charge (without any tax consequences) and an $81.9 million non-cash impairment charge on other assets, relating mainly to the assets of the Mirabel printing plant, were recorded in the Newspapers CGU. A $60.1 million impairment charge on TVA Network’s broadcasting licences (including $30.1 million without any tax consequences) was recognized for the Broadcasting CGU.

Adjusted income from continuing operations: $239.9 million ($1.95 per basic share) in 2015, compared with $209.7 million ($1.70 per basic share) in 2014, an increase of $30.2 million ($0.25 per basic share).

2015/2014 fourth quarter comparison

Revenues: $1.02 billion, a $67.1 million (7.0%) increase.

•	Revenues increased in all segments: Telecommunications ($43.9 million or 6.0% of segment revenues), Media ($21.6 million or 8.8%), and Sports and Entertainment ($8.2 million).

Adjusted operating income: $360.8 million, a $7.7 million (2.2%) increase.

•

Adjusted operating income increased in Media ($8.5 million or 61.6% of segment adjusted operating income) and in Telecommunications ($3.6 million or 1.0%), despite an $11.9 million unfavourable variance in one-time items in the latter segment.

•	There were unfavourable variances in adjusted operating income in Sports and Entertainment ($2.1 million) and at Head Office ($2.3 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.5 million favourable variance in the stock-based compensation charge in the fourth quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options resulted in a $2.9 million unfavourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2015.

Net loss attributable to shareholders: $34.8 million ($0.28 per basic share) in the fourth quarter of 2015, compared with $59.5 million ($0.48 per basic share) in the same period of 2014, a favourable variance of $24.7 million ($0.20 per basic share).

•	The favourable variance was due primarily to:

•	$36.3 million favourable variance in the loss on litigation, charge for restructuring of operations and other items, including $34.3 million without any tax consequences;

•	$7.7 million increase in adjusted operating income;

•	$5.3 million favourable variance in the loss on valuation and translation of financial instruments.

Partially offset by:

•	$16.7 million unfavourable variance in losses and gains on discontinued operations;

•	$3.7 million increase in non-cash charge for impairment of goodwill and other assets;

•	$3.3 million increase in the depreciation and amortization charge;

•	$3.1 million unfavourable variance in non-controlling interest.

Adjusted income from continuing operations: $58.0 million ($0.47 per basic share) in the fourth quarter of 2015, compared with $50.6 million ($0.41 per basic share) in the same period of 2014, an increase of $7.4 million ($0.06 per basic share).

Financial transactions

•

On September 15, 2015, Videotron issued $375.0 million aggregate principal amount of 5.75% Senior Notes maturing on January 15, 2026, for net proceeds of $370.1 million, net of financing fees of $4.9 million. Videotron used the proceeds to repay a portion of the amounts due under its credit facilities.

•

On September 9, 2015, the Corporation’s interest in Quebecor Media increased from 75.4% to 81.1% following the repurchase by Quebecor Media of 7,268,324 Common Shares of its capital stock held by CDP Capital for an aggregate purchase price of $500.0 million, payable in cash. All the repurchased shares were cancelled. As a result, CDP Capital’s interest in Quebecor Media was reduced from 24.6% to 18.9%.

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered into a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s secured revolving credit facility.

•

On April 10, 2015, Videotron completed the redemption of the entirety of its 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, and unwound the hedges in an asset position.

•

On March 20, 2015, TVA Group completed a rights offering whereby it received net proceeds totalling $110.0 million from the issuance of 19,434,629 Class B Shares, non-voting, participating, without par value, of TVA Group (“TVA Group Class B Non-Voting Shares”). Under the rights offering, Quebecor Media subscribed for 17,300,259 TVA Group Class B Non-Voting Shares at a total cost of $97.9 million. As a result, its total interest in TVA Group’s equity increased from 51.5% to 68.4%.

Dividend

On March 8, 2016, the Board of Directors of Quebecor declared a quarterly dividend of $0.035 per share on its Class A Shares and Class B Shares, payable on April 19, 2016 to shareholders of record at the close of business on March 25, 2016. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 29, 2015, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2015. The purchases can be made from August 13, 2015 to August 12, 2016, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of that Exchange. All shares purchased under the bid will be cancelled.

In 2015, the Corporation purchased and cancelled 413,300 Class B Shares for a total cash consideration of $12.4 million (455,000 Class B Shares for a total cash consideration of $11.7 million in 2014). The $10.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded in reduction of retained earnings ($10.0 million in 2014).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full year 2015 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <http://www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter 2015 results on March 9, 2016, at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 90393#. A tape recording of the call will be available from March 9 to June 9, 2016 by dialling 1 877 293-8133, conference number 1193297, access code for participants 90393#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2015.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 9, 2016 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs close to 12,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under International Financial Reporting Standards (“IFRS”), as net income (loss) before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, gain (loss) on litigation, charge for restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and (loss) gain on discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 4 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2015 and 2014 presented in Table 4 below is drawn from the unaudited consolidated statements of income.

Table 4

Reconciliation of the adjusted operating income measure used in this press release to the net income (loss) measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2015	2014	2015	2014
Adjusted operating income (loss):
Telecommunications	$1,385.8	$1,353.2	$349.0	$345.4
Media	70.2	58.4	22.3	13.8
Sports and Entertainment	(11.7)	(2.8)	(3.1)	(1.0)
Head Office	(3.6)	1.0	(7.4)	(5.1)

	1,440.7	1,409.8	360.8	353.1
Depreciation and amortization	(693.6)	(661.1)	(176.5)	(173.2)
Financial expenses	(335.0)	(350.3)	(85.7)	(84.3)
Gain (loss) on valuation and translation of financial instruments	6.7	(94.7)	(87.9)	(93.2)
Gain (loss) on litigation, charge for restructuring of operations and other items	116.9	(49.6)	(8.0)	(44.3)
Impairment of goodwill and other assets	(230.7)	(81.0)	(3.7)	—
Loss on debt refinancing	(12.1)	(18.7)	—	—
Income taxes	(93.1)	(97.2)	(20.6)	(24.2)
(Loss) income from discontinued operations	(19.7)	(81.6)	(0.9)	15.8

Net income (loss)	$180.1	$(24.4)	$(22.5)	$(50.3)

Adjusted income from continuing operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income (loss) attributable to shareholders under IFRS, as net income (loss) attributable to shareholders before gain (loss) on valuation and translation of financial instruments, gain (loss) on litigation, charge for restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and net income (loss) attributable to non-controlling interests related to adjustments, and before (loss) income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 5 provides a reconciliation of adjusted income from continuing operations to the net income (loss) attributable to shareholders measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2015 and 2014 presented in Table 5 below is drawn from the unaudited consolidated statements of income.

Table 5

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income (loss) attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2015	2014	2015	2014
Adjusted income from continuing operations	$239.9	$209.7	$58.0	$50.6
Gain (loss) on valuation and translation of financial instruments	6.7	(94.7)	(87.9)	(93.2)
Gain (loss) on litigation, charge for restructuring of operations and other items	116.9	(49.6)	(8.0)	(44.3)
Impairment of goodwill and other assets	(230.7)	(81.0)	(3.7)	—
Loss on debt refinancing	(12.1)	(18.7)	—	—
Income taxes related to adjustments[1]	2.8	15.5	4.0	1.7
Net income attributable to non-controlling interest related to adjustments	42.1	47.8	3.5	12.8
Discontinued operations	(13.8)	(59.1)	(0.7)	12.9

Net income (loss) attributable to shareholders	$151.8	$(30.1)	$(34.8)	$(59.5)

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
Revenues	$1,020.8	$953.7	$3,879.5	$3,607.7
Employee costs	178.8	170.2	697.4	648.6
Purchase of goods and services	481.2	430.4	1,741.4	1,549.3
Depreciation and amortization	176.5	173.2	693.6	661.1
Financial expenses	85.7	84.3	335.0	350.3
Loss (gain) on valuation and translation of financial instruments	87.9	93.2	(6.7)	94.7
Loss (gain) on litigation, restructuring of operations and other items	8.0	44.3	(116.9)	49.6
Impairment of goodwill and other assets	3.7	—	230.7	81.0
Loss on debt refinancing	—	—	12.1	18.7

Income (loss) before income taxes	(1.0)	(41.9)	292.9	154.4
Income taxes (recovery):
Current	8.7	31.7	63.4	121.9
Deferred	11.9	(7.5)	29.7	(24.7)

	20.6	24.2	93.1	97.2

(Loss) income from continuing operations	(21.6)	(66.1)	199.8	57.2
(Loss) income from discontinued operations	(0.9)	15.8	(19.7)	(81.6)

Net (loss) income	$(22.5)	$(50.3)	$180.1	$(24.4)

(Loss) income from continuing operations attributable to
Shareholders	$(34.1)	$(72.4)	$165.6	$29.0
Non-controlling interests	12.5	6.3	34.2	28.2

Net (loss) income attributable to
Shareholders	$(34.8)	$(59.5)	$151.8	$(30.1)
Non-controlling interests	12.3	9.2	28.3	5.7

Earnings per share attributable to shareholders
Basic:
From continuing operations	$(0.28)	$(0.59)	$1.35	$0.24
From discontinued operations	—	0.11	(0.11)	(0.48)
Net (loss) income	(0.28)	(0.48)	1.24	(0.24)
Diluted:
From continuing operations	(0.28)	(0.59)	1.18	0.24
From discontinued operations	—	0.11	(0.09)	(0.48)
Net (loss) income	(0.28)	(0.48)	1.09	(0.24)

Weighted average number of shares outstanding (in millions)	122.5	122.9	122.7	123.0
Weighted average number of diluted shares (in millions)	122.5	122.9	143.7	123.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended December 31		Twelve months ended December 31
	2015	2014	2015	2014
(Loss) income from continuing operations	$(21.6)	$(66.1)	$199.8	$57.2

Other comprehensive loss from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(31.3)	21.4	14.0	14.2
Deferred income taxes	(7.3)	(10.1)	(41.6)	(21.3)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(28.4)	(46.0)	(28.4)	(46.0)
Deferred income taxes	7.7	12.3	7.7	12.3
Reclassification to income:
Gain related to cash flow hedges	—	—	(3.9)	(10.8)
Deferred income taxes	—	—	(0.4)	0.4

	(59.3)	(22.4)	(52.6)	(51.2)

Comprehensive (loss) income from continuing operations	(80.9)	(88.5)	147.2	6.0
(Loss) income from discontinued operations	(0.9)	15.8	(19.7)	(81.6)
Other comprehensive loss from discontinued operations	—	(5.9)	—	(7.6)

Comprehensive (loss) income	$(81.8)	$(78.6)	$127.5	$(83.2)

Comprehensive (loss) income from continuing operations attributable to
Shareholders	$(81.6)	$(86.2)	$126.1	$(6.5)
Non-controlling interests	0.7	(2.3)	21.1	12.5

Comprehensive (loss) income attributable to
Shareholders	$(82.3)	$(77.8)	$112.3	$(71.4)
Non-controlling interests	0.5	(0.8)	15.2	(11.8)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended December 31, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$777.1	$267.4	$10.1	$(33.8)	$1,020.8
Employee costs	92.2	66.9	3.9	15.8	178.8
Purchase of goods and services	335.9	178.2	9.3	(42.2)	481.2

Adjusted operating income[1]	349.0	22.3	(3.1)	(7.4)	360.8

Depreciation and amortization					176.5
Financial expenses					85.7
Loss on valuation and translation of financial instruments					87.9
Loss on litigation, restructuring of operations and other items					8.0
Impairment of other assets					3.7

Income before income taxes					$(1.0)

Additions to property, plant and equipment	$149.2	$11.2	$3.3	$0.1	$163.8
Additions to intangible assets	31.1	2.8	—	1.6	35.5

Three months ended December 31, 2014
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$733.2	$245.8	$1.9	$(27.2)	$953.7
Employee costs	89.2	64.3	1.4	15.3	170.2
Purchase of goods and services	298.6	167.7	1.5	(37.4)	430.4

Adjusted operating income[1]	345.4	13.8	(1.0)	(5.1)	353.1

Depreciation and amortization					173.2
Financial expenses					84.3
Loss on valuation and translation of financial instruments					93.2
Loss on litigation, restructuring of operations and other items					44.3

Loss before income taxes					$(41.9)

Additions to property, plant and equipment	$143.9	$8.6	$1.5	$0.2	$154.2
Additions to intangible assets	33.6	2.5	0.1	1.7	37.9

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Twelve months ended December 31, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$3,007.0	$964.5	$23.2	$(115.2)	$3,879.5
Employee costs	359.4	285.3	11.0	41.7	697.4
Purchase of goods and services	1,261.8	609.0	23.9	(153.3)	1,741.4

Adjusted operating income[1]	1,385.8	70.2	(11.7)	(3.6)	1,440.7

Depreciation and amortization					693.6
Financial expenses					335.0
Gain on valuation and translation of financial instruments					(6.7)
Gain on litigation, restructuring of operations and other items					(116.9)
Impairment of goodwill and other assets					230.7
Loss on debt refinancing					12.1

Income before income taxes					$292.9

Additions to property, plant and equipment	$630.2	$36.0	$12.0	$0.4	$678.6
Additions to intangible assets	312.3	9.3	34.6	4.4	360.6

Twelve months ended December 31, 2014
	Telecommuni- cations	Media	Sports and Enter- tainment	Head Office and Inter- segments	Total
Revenues	$2,837.3	$851.7	$7.1	$(88.4)	$3,607.7
Employee costs	345.1	258.8	4.2	40.5	648.6
Purchase of goods and services	1,139.0	534.5	5.7	(129.9)	1,549.3

Adjusted operating income[1]	1,353.2	58.4	(2.8)	1.0	1,409.8

Depreciation and amortization					661.1
Financial expenses					350.3
Loss on valuation and translation of financial instruments					94.7
Loss on litigation, restructuring of operations and other items					49.6
Impairment of goodwill and other assets					81.0
Loss on debt refinancing					18.7

Income before income taxes					$154.4

Additions to property, plant and equipment	$606.1	$32.1	$5.3	$0.5	$644.0
Additions to intangible assets	304.7	9.3	0.1	3.2	317.3

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred to as a non-IFRS measure and is defined as net (loss) income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, loss (gain) on litigation, restructuring of operations and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and (loss) income from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss	attributable to non- controlling interests	Total equity
Balance as of December 31, 2013	$328.9	$2.3	$291.4	$(23.1)	$595.9	$1,195.4
Net (loss) income	—	—	(30.1)	—	5.7	(24.4)
Other comprehensive loss	—	—	—	(41.3)	(17.5)	(58.8)
Repurchase of Class B Shares	(1.7)	—	(10.0)	—	—	(11.7)
Non-controlling interests acquisition	—	—	(0.1)	—	—	(0.1)
Dividends	—	—	(12.3)	—	(24.8)	(37.1)

Balance as of December 31, 2014	327.2	2.3	238.9	(64.4)	559.3	1,063.3
Net income	—	—	151.8	—	28.3	180.1
Other comprehensive loss	—	—	—	(39.5)	(13.1)	(52.6)
Dividends or distributions	—	—	(16.0)	—	(23.4)	(39.4)
Repurchase of Class B Shares	(1.6)	—	(10.8)	—	—	(12.4)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions	—	—	(281.7)	(7.3)	(210.1)	(499.1)

Balance as of December 31, 2015	$325.6	$2.3	$82.2	$(111.2)	$353.1	$652.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2015	2014	2015	2014
Cash flows related to operating activities
(Loss) income from continuing operations	$(21.6)	$(66.1)	$199.8	$57.2
Adjustments for:
Depreciation of property, plant and equipment	154.1	141.5	595.2	535.8
Amortization of intangible assets	22.4	31.7	98.4	125.3
Loss (gain) on valuation and translation of financial instruments	87.9	93.2	(6.7)	94.7
Impairment of goodwill and other assets	3.7	—	230.7	81.0
Loss on debt refinancing	—	—	12.1	18.7
Amortization of financing costs and long-term debt discount	1.7	1.9	7.1	8.7
Deferred income taxes	11.9	(7.5)	29.7	(24.7)
Other	3.1	1.2	5.9	2.7

	263.2	195.9	1,172.2	899.4
Net change in non-cash balances related to operating activities	160.2	31.8	(100.0)	61.3

Cash flows provided by continuing operating activities	423.4	227.7	1,072.2	960.7

Cash flows related to investing activities
Non-controlling interests acquisitions	—	—	(500.0)	—
Business acquisitions	(2.5)	(131.6)	(94.5)	(132.3)
Business disposals	—	8.2	316.3	193.5
Additions to property, plant and equipment	(163.8)	(154.2)	(678.6)	(644.0)
Additions to intangible assets	(35.5)	(37.9)	(360.6)	(317.3)
Proceeds from disposals of assets	2.2	2.8	4.6	5.4
Other	0.4	—	(12.6)	0.5

Cash flows used in continuing investing activities	(199.2)	(312.7)	(1,325.4)	(894.2)

Cash flows related to financing activities
Net change in bank indebtedness	(12.5)	4.6	29.1	4.7
Net change under revolving facilities	(124.3)	(6.7)	227.1	(22.9)
Issuance of long-term debt, net of financing fees	—	73.8	370.1	728.3
Repayments of long-term debt	(7.5)	(81.5)	(653.3)	(815.6)
Settlement of hedging contracts	(68.6)	(0.8)	(34.3)	(65.4)
Repurchase of Class B Shares	(1.3)	—	(12.4)	(11.7)
Issuance of shares of a subsidiary to non-controlling interests	—	—	12.1	—
Dividends	(4.3)	(3.1)	(16.0)	(12.3)
Dividends or distributions paid to non-controlling interests	(4.9)	(6.1)	(23.4)	(24.8)

Cash flows used in continuing financing activities	(223.4)	(19.8)	(101.0)	(219.7)

Net change in cash and cash equivalents from continuing operations	0.8	(104.8)	(354.2)	(153.2)
Cash flows (used in) provided by discontinued operations	(1.1)	46.7	(22.5)	71.9
Cash and cash equivalents at the beginning of the period	18.9	453.4	395.3	476.6

Cash and cash equivalents at the end of the period	$18.6	$395.3	$18.6	$395.3

Cash and cash equivalents consist of
Cash	$17.0	$155.9	$17.0	$155.9
Cash equivalents	1.6	239.4	1.6	239.4

	$18.6	$395.3	$18.6	$395.3

Interest and taxes reflected as operating activities
Cash interest payments	$111.6	$133.1	$305.7	$336.8
Cash income tax payments (net of refunds)	24.0	25.9	158.0	124.9

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$18.6	$395.3
Accounts receivable	494.1	449.4
Income taxes	28.6	6.7
Inventories	215.5	212.2
Prepaid expenses	46.0	38.0
Assets held for sale	—	398.1

	802.8	1,499.7
Non-current assets
Property, plant and equipment	3,424.9	3,430.4
Intangible assets	1,178.0	945.8
Goodwill	2,678.4	2,714.6
Derivative financial instruments	1,072.4	400.9
Deferred income taxes	29.5	7.8
Other assets	89.9	79.3

	8,473.1	7,578.8

Total assets	$9,275.9	$9,078.5

Liabilities and equity
Current liabilities
Bank indebtedness	$34.3	$5.2
Accounts payable and accrued charges	654.9	650.2
Provisions	67.1	56.7
Deferred revenue	321.5	283.0
Income taxes	9.1	85.5
Derivative financial instruments	—	0.9
Current portion of long-term debt	44.0	230.1
Liabilities held for sale	—	97.9

	1,130.9	1,409.5
Non-current liabilities
Long-term debt	5,812.4	5,048.2
Derivative financial instruments	118.7	101.9
Convertible debentures	500.0	500.0
Other liabilities	448.2	426.8
Deferred income taxes	613.7	528.8

	7,493.0	6,605.7
Equity
Capital stock	325.6	327.2
Contributed surplus	2.3	2.3
Retained earnings	82.2	238.9
Accumulated other comprehensive loss	(111.2)	(64.4)

Equity attributable to shareholders	298.9	504.0
Non-controlling interests	353.1	559.3

	652.0	1,063.3

Total liabilities and equity	$9,275.9	$9,078.5

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2015

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2015

Net (Loss) Income Attributable to Shareholders

	4th Quarter		Full Year
	2015	2014	2015	2014
Net (loss) income per share (basic)	$(0.28)	$(0.48)	$1.24	$(0.24)
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.47	$0.41	$1.95	$1.70

Reconciliation of earnings per share

	4th Quarter		Full Year
	2015	2014	2015	2014
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.47	$0.41	$1.95	$1.70
Other adjusments[1]:
Unusual items	(0.05)	(0.25)	(0.64)	(0.69)
(Loss) gain on valuation and translation of financial instruments	(0.70)	(0.75)	0.04	(0.77)
Discontinued operations	—	0.11	(0.11)	(0.48)

Total	(0.75)	(0.89)	(0.71)	(1.94)

Reported net (loss) income per share (basic)	$(0.28)	$(0.48)	$1.24	$(0.24)

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2015

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$24.0
Mortgage loan due in 2017		31.9

		$55.9

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$2.0
Term Loan B due in 2020		472.0
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,176.8
6 5/8% Senior Notes due in 2023		500.0

		2,475.8

Videotron Ltd.
Revolving credit facility due in 2020 – Secured (availability: $615)		246.7
Revolving credit facility due in 2020 – Unsecured (availability: $350)		—
Export Financing due in 2018		26.8
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,107.2
5 3/8% Senior Notes due in 2024		830.4
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,286.1

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		73.8

		73.8

Other debt		0.9

Total Quebecor Media Inc.		$5,836.6

TOTAL LONG TERM DEBT		$5,892.5

Bank indebtedness – QI		0.5
Bank indebtedness – QMI		33.8
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		704.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(979.0)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		18.6
Videotron Ltd.	$1.8
Other 100% owned subsidiaries	4.8
TVA Group Inc.	12.0

		$18.6

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2015, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2015

Operating Results

	2015				2014
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue Generating Units ('000) [1]	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3
Mobile Telephony Lines ('000) [2]	768.6	742.5	702.9	662.1	632.8
Homes Passed ('000)	2,806.0	2,799.8	2,793.6	2,783.8	2,777.3
Cable Internet Subscribers ('000) [2]	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5
Penetration of Homes Passed [2]	55.9%	55.7%	55.1%	55.4%	55.4%
Basic Subscribers ('000)	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3
Penetration of Homes Passed	61.9%	62.4%	62.6%	63.6%	64.2%
Digital Set-Top Boxes ('000)	2,686.7	2,661.1	2,641.1	2,632.3	2,610.9
Digital Subscribers ('000)	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6
Penetration of Homes Passed	56.0%	55.9%	55.6%	55.9%	55.9%
Cable Telephony Lines ('000) [2]	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0
Penetration of Homes Passed [2]	46.9%	47.5%	47.9%	48.3%	48.6%
Over-the-Top Video Subscribers ('000) [2]	257.5	228.5	192.8	186.8	177.7

	4th Quarter			Full Year
	2015	2014	VAR	2015	2014	VAR
(in millions)
Revenues
Cable Television	$263.5	$268.2	-1.8%	$1,053.8	$1,074.8	-2.0%
Internet	239.5	217.5	10.1%	920.7	856.1	7.5%
Cable Telephony	111.5	120.6	-7.5%	458.0	475.1	-3.6%
Mobile Telephony	111.5	83.5	33.5%	403.7	287.7	40.3%
Business Solutions	18.1	16.8	7.7%	69.1	65.6	5.3%
Other	30.7	23.6	30.1%	92.7	67.5	37.3%

Videotron	774.8	730.2	6.1%	2,998.0	2,826.8	6.1%

Retail and Eliminations	2.3	3.0	-23.3%	9.0	10.5	-14.3%

Total Telecommunications Revenues	$777.1	$733.2	6.0%	$3,007.0	$2,837.3	6.0%

EBITDA
Videotron	$347.8	$343.9	1.1%	$1,382.4	$1,348.3	2.5%
Retail	1.2	1.5	-20.0%	3.4	4.9	-30.6%

Total Telecommunications EBITDA	$349.0	$345.4	1.0%	$1,385.8	$1,353.2	2.4%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$59.0	$58.8		$239.1	$220.5
Scalable Infrastructure	71.1	61.0		253.5	233.2
Line Extensions	17.2	15.6		58.7	59.1
Upgrade / Rebuild	13.3	22.8		62.9	74.6
Support Capital and Other	19.7	19.3		328.3	323.4

Total Telecommunications	$180.3	$177.5	1.6%	$942.5	$910.8	3.5%

Mobile Telephony ARPU	$49.23	$45.48		$47.92	$42.89
Total ARPU	$140.19	$129.36		$135.68	$125.16
Mobile Telephony Acquisition Costs	$450	$499

[1]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

[2]	Customer statistics have been restated for 2014 to reflect certain adjustments to product definitions.

MEDIA

Supplementary Disclosure

December 31, 2015

Operating Results

	4th Quarter			Full Year
	2015	2014	VAR	2015	2014	VAR
Lineage ('000)
Paid Urban Dailies	7,658	9,005	-15.0%	30,200	34,719	-13.0%

(in millions)
Revenues
Advertising	$28.4	$33.8	-16.0%	$115.0	$134.3	-14.4%
Circulation	10.4	10.4	0.0%	41.3	42.5	-2.8%
Digital	3.8	3.4	11.8%	13.3	12.4	7.3%
Other	9.0	19.0	-52.6%	49.3	66.8	-26.2%

Newspaper Publishing Revenues	51.6	66.6	-22.5%	218.9	256.0	-14.5%

Advertising	73.7	74.4	-0.9%	254.6	245.3	3.8%
Subscription	28.5	24.6	15.9%	110.9	74.1	49.7%
Other	20.8	17.2	20.9%	63.0	60.8	3.6%

Broadcasting Revenues	123.0	116.2	5.9%	428.5	380.2	12.7%

Other [1]	92.8	63.0	47.3%	317.1	215.5	47.1%

Total Media Revenues	$267.4	$245.8	8.8%	$964.5	$851.7	13.2%

Urban Dailies	$41.2	$46.0	-10.4%	$164.8	$183.2	-10.0%
Portals	1.6	2.0	-20.0%	5.9	7.0	-15.7%
Other	8.8	18.6	-52.7%	48.2	65.8	-26.7%

Newspaper Publishing Revenues	$51.6	$66.6	-22.5%	$218.9	$256.0	-14.5%

EBITDA
Newspaper Publishing	$2.2	$5.1	-56.9%	$15.0	$24.7	-39.3%
Broadcasting	14.0	5.1	174.5%	25.6	19.7	29.9%
Other	6.1	3.6	69.4%	29.6	14.0	111.4%

Total Media EBITDA	$22.3	$13.8	61.6%	$70.2	$58.4	20.2%

[1]

Includes the publishing and distribution of books and magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2015

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2015

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2015, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2015 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: March 11, 2016